Solvis Group, Inc.
701 N. Green Valley Pkwy, Ste 200
Henderson, NV 89074
Tel : (702)564-7979
Fax : (760)930-9531

April 6, 2007

To:

Ms. Raquel Howard
Securities Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E., Stop 3561
Washington, D.C. 20549
Tel: (202) 551-3790
Fax: (202) 772-9202

Re: Solvis Group, Inc.
Item 4.01 Form 8-K
Filed February 5, 2007
File No. 0-30443

Dear Ms. Raquel Howard,

Here follows our response to your comment letter dated February 20, 2007.

Item 4.01 Form 8-K

Changes in Registrant’s Certifying Accountant

1.	In the first paragraph of your disclosure, please clarify the date you were informed by your former accountant of the matters noted. We note different dates in paragraphs (1)(i) and (2).

Change has been noted and updated. Please see part 1(i).

2.             We note your disclosure that you recently engaged your former accountant (Pohl, McNabola, Berg & Co., LLP). The disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of change in certifying accountant there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused to make reference to the subject matter of the disagreement(s) in connection with its reports. If the former accountant was engaged for a shorter period, your disclosure should state the date of the engagement of the former accountant and address whether there were any disagreements from the date of engagement through the date of termination or resignation. Please refer to Item 304(a)(1)(iv) of Regulation S-B and revise accordingly.

Disclosure changed - see section 1(iii)

3.
Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosure, or the extent to which the accountant does not agree.

Exhibit 16 has been updated.

4.              We note that Weinberg & Company, P.A. was previously engaged as your independent accountant to audit your financial statements and that you recently engaged Pohl,
                 McNabola, Berg & Co., LLP as your new independent accountant. It appears that an Item 4.01 Form 8-K report has not been filed to report this previous change in your certifying accountant. Please file a separate Item 4.01 Form 8-K and provide the disclosure required by Item 304 of Regulation S-B, including the required letter from the former accountant (Weinberg & Company, P.A.).

An Item 4.01 Form 8K was filed on April 6, 2007 for the termination of Weinberg & Company, P.A. and the engagement of Pohl, McNabola, Berg & Go., LLP.

Best regards,
Solvis Group, Inc.

/s/ Bob Dietrich

Robert A. Dietrich
CFO/Director
760-930-9530 (voice)
760-930-9531 (fax)